FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 24, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2017.

2.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2017 (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January-September 2017

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2017

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

Summary

First nine months of 2017

•             Net interest revenues Skr 1,278 million (9M16: Skr 1,290 million)

•             Operating profit Skr 666 million (9M16: Skr 789 million)

•             Net profit Skr 509 million (9M16: Skr 614 million)

•             New lending Skr 77.8 billion (9M16: Skr 45.2 billion)

•             Basic and diluted earnings per share Skr 128 (9M16: Skr 154)

•             After-tax return on equity 3.9 percent (9M16: 4.8 percent)

Third quarter of 2017

•             Net interest revenues Skr 426 million (3Q16: Skr 460 million)

•             Operating profit Skr 180 million (3Q16: Skr 328 million)

•             Net profit Skr 138 million (3Q16: Skr 254 million)

•             New lending Skr 29.1 billion (3Q16: Skr 8.8 billion)

•             Basic and diluted earnings per share Skr 35 (3Q16: Skr 64)

•             After-tax return on equity 3.2 percent (3Q16: 6.0 percent)

Equity and balances

•             Total capital ratio 21.1 percent (year-end 2016: 25.1 percent)

•             Total assets Skr 284.4 billion (year-end 2016: Skr 299.4 billion)

•             Loans, outstanding and undisbursed Skr 271.9 billion
(year-end 2016: Skr 263.5 billion)

Statement by the CEO

Strong new lending for SEK

Swedish exports are strong. In the first half of the year, exports of goods increased 12 percent and exports of services rose 4 percent compared to the same period in the previous year. The upswing is closely linked to the positive economic climate in large European economies, as well as in the US and China. It is also very gratifying that Sweden is holding pace with the macro environment with respect to exports to emerging markets and other countries the Swedish government has prioritized in its export strategy. According to Business Sweden’s global export analysis, Swedish exporters are also generally capturing market share, for example, in vehicle and metal exports.

The global economic recovery is strengthening in all regions. GDP growth increased to 3.6 percent this year from 3.2 percent last year, and is expected to continue at about the same rate next year, according to Business Sweden’s forecasts. This is the strongest growth since 2011, and the underlying reasons include a substantial need to replace old equipment, higher commodities prices and the favorable economic trend in Europe. However, the prevailing global geopolitical turmoil means that expectations regarding future trends are uncertain.

The positive trend for Swedish exports was also reflected in SEK’s lending. New lending for the first nine months of the year was higher than in the corresponding period last year at Skr 77.8 billion (9M16: Skr 45.2 billion). New lending for the third quarter of 2017 amounted to Skr 29.1 billion (3Q16: Skr 8.8 billion). The high volume of new lending was due to a number of large export credits, and high demand in SEK’s various product areas from different parts of the Swedish export industry.

Net interest revenues were stable during the first nine months of the year at Skr 1,278 million (9M16: Skr 1,290 million). Net interest revenues for the first nine months of the year were affected negatively by a higher resolution fee of Skr 145 million (9M16: Skr 74 million), which SEK is required to pay to a fund to support the recovery of credit institutions.

Operating profit for the first nine months of the year was Skr 666 million (9M16: Skr 789 million). Net results of financial transactions had a negative impact on profit of Skr 143 million (9M16: negative Skr 50 million) due to unrealized changes in market value.

SEK has strong liquidity and capitalization. At September 30, 2017, the total capital ratio was 21.1 percent (December 31, 2016: 25.1 percent). The annualized return on equity for the first nine months of the year amounted to 3.9 percent (9M16: 4.8 percent). SEK remains well placed to assist the Swedish export industry with financial solutions and thereby strengthen Swedish exporters’ competitiveness.

“The positive trend for Swedish exports was also reflected in SEK’s lending.”

Catrin Fransson, CEO

Operations

Robust new lending

In line with SEK’s strategy, during the first nine months of the year, efforts to broaden the scope of business with existing customers have resulted in additional business in which customers have access to broader product offerings. Moreover, efforts to solicit new customers have been successful and resulted in new business.

Year-on-year, new lending was significantly higher and amounted to Skr 29.1 billion (3Q16: Skr 8.8 billion) in the third quarter. In total, new lending during the first three quarters amounted to Skr 77.8 billion (9M16: Skr 45.2 billion). The high new lending volume was primarily attributable to a high demand for export credits by the exporters’ customers, although new lending in all product areas of SEK’s financial solutions was equal to or higher than in the previous year. During the year the high demand for export credits was primarily attributable to CIRR-credits, mainly in the telecom sector. Strong liquidity and financing in the capital markets for the largest exporters reduced demand for new lending from SEK from those customers, which was offset by increased demand from medium-sized exporters.

New lending

Skr bn	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Lending to Swedish exporters[1]	15.2	13.9	18.1
Lending to exporters’ customers[2]	62.6	31.3	36.7
Total	77.8	45.2	54.8
CIRR loan as percentage of new financial transactions	46%	24%	20%

1                   Of which Skr 0.5 billion (9M16: Skr 0.7 billion; year-end 2016: Skr 0.1 billion) had not been disbursed at period end.

2                   Of which Skr 34.0 billion (9M16: 11.0 billion; year-end 2016: Skr 8.3 billion) had not been disbursed at period end.

Continued strong liquidity

The first three quarters of 2017 have been stable with strong liquidity in the capital markets. During the period, SEK completed several public financing transactions. These include SEK’s issuance in the third quarter of a five-year, USD 1.0 billion benchmark bond, which was well received by investors. Moreover, SEK has issued a large volume of structured debt during the quarter, mainly in the Japanese Uridashi market where SEK remains one of the largest foreign issuers.

SEK continues to have strong liquidity for new lending and remains well-prepared to meet the future financing needs of the Swedish export industry.

SEK’s markets for new borrowing
Jan-Sep 2017

SEK’s borrowing

Skr bn	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
New long-term borrowings	70.6	61.5	70.4
Outstanding senior debt	245.9	262.0	252.9
Repurchase and redemption of own debt	15.0	9.2	15.0

Comments on the consolidated financial accounts

January-September 2017

Operating profit for the first nine months of 2017 amounted to Skr 666 million (9M16: Skr 789 million). Net profit was Skr 509 million (9M16: Skr 614 million).

Net interest revenues

Net interest revenues for the first nine months of 2017 amounted to Skr 1,278 million (9M16: Skr 1,290 million), a decrease of 1 percent compared to the same period in the previous year. Net interest revenues were affected negatively by a higher resolution fee of Skr 145 million (9M16: Skr 74 million), which SEK is required to pay to a fund to support the recovery of credit institutions. The higher fee was partially offset by increased earnings from liquidity investments, lending and lower borrowing costs.

Skr bn, average	Jan-Sep 2017	Jan-Sep 2016	Change
Total loans	201.5	205.1	-2%
Liquidity investments	74.1	67.5	10%
Interest-bearing assets	275.6	272.6	1%
Interest-bearing liabilaties	251.6	249.9	1%

Net results of financial transactions

Net results of financial transactions for the first nine months of 2017 amounted to Skr -143 million (9M16: Skr -50 million), mainly due to unrealized losses related to changes in the fair value of the credit spreads on SEK’s own debt. This was partially offset by unrealized gains related to the fair value of currency swaps.

Operating expenses

Skr mn	Jan-Sep 2017	Jan-Sep 2016	Change
Personnel expenses	-235	-223	5%
Other administrative expenses	-171	-175	-2%
Depreciation and impairment of non-financial assets	-35	-34	3%
Total operating expenses	-441	-432	2%

The increase in operating expenses was mainly due to increased personnel expenses. Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. Remuneration at the company level is capped at a maximum of two months’ salary for those who qualify. For the first nine months of 2017, a provision of Skr 5 million was made for the remuneration in the system. During the same period of the previous year, a reversal of Skr 4 million for the previous employee incentive scheme was made.

Net credit losses

Net credit losses for the first nine months of 2017 amounted to Skr -7 million (9M16: Skr -1 million). In the first nine months, a provision of Skr -54 million was made for anticipated credit losses relative to individually-assessed counterparties. The collectively-assessed credits reserve has increased by Skr 10 million during the first quarter of 2017 and has decreased by Skr 30 million during the third quarter of 2017 as a result of improved estimation methods. During the first half of 2017, certain earlier impaired credits corresponding to Skr 64 million were either paid off or restructured, and resulted in a realized loss of Skr 47 million and a reversal of Skr 17 million. The collectively-assessed credits reserve amounted to Skr 150 million at September 30, 2017 (year-end 2016: Skr 170 million).

Other comprehensive income

Skr mn	Jan-Sep 2017	Jan-Sep 2016	Change
Items to be reclassified to operating profit	-107	-91	-18%
of which available-for-sale securities	-28	40	-170%
of which other comprehensive income effects related to cash-flow hedges	-79	-131	40%
Items not to be reclassified to operating profit	5	-35	114%
Other comprehensive income after tax	-102	-126	19%

A major part of the items to be reclassified to operating profit related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously were included in cash flow hedges.

Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The positive impact in fair value was caused by the higher discount rate.

Third quarter of 2017

Operating profit for the third quarter of 2017 amounted to Skr 180 million (3Q16: Skr 328 million). Net profit was Skr 138 million (3Q16: Skr 254 million).

Net interest revenues

Net interest revenues for the third quarter of 2017 amounted to Skr 426 million (3Q16: Skr 460 million), a decrease of 7 percent compared to the corresponding period in the previous year. A higher resolution fee, which SEK is required to pay to a fund to support the recovery of credit institutions, and a decrease in reclassification from other comprehensive income to net interest revenues, due to the fact that hedging instruments previously were included in cash flow hedges, had a negative impact on net interest revenues.

Skr bn, average	Jul-Sep 2017	Jul-Sep 2016	Change
Total loans	199.2	206.8	-4%
Liquidity investments	72.7	78.4	-7%
Interest-bearing assets	271.9	285.2	-5%
Interest-bearing liabilaties	249.7	264.9	-6%

Net results of financial transactions

Net results of financial transactions for the third quarter of 2017 amounted to Skr -113 million (3Q16: Skr -3 million), mainly due to unrealized losses attributable to changes in the fair value of the credit spreads on SEK’s own debt.

Operating expenses

Skr mn	Jul-Sep 2017	Jul-Sep 2016	Change
Personnel expenses	-67	-66	2%
Other administrative expenses	-49	-50	-2%
Depreciation and impairment of non-financial assets	-12	-11	9%
Total operating expenses	-128	-127	1%

Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. The remuneration at the company level is capped at a maximum of two months’ salary for those who qualify. No provision has been made during the period related to the remuneration in the system (3Q16: -).

Net credit losses

For the third quarter of 2017, net credit losses amounted to Skr 3 million (3Q16: Skr 2 million). In the third quarter of 2017, a provision of Skr -27 million was made for anticipated credit losses relative to individually-assessed counterparties. During the third quarter a reversal of Skr 30 million was made to the collectively-assessed credits reserve due to improved estimation methods. The collectively-assessed credits reserve amounted to Skr 150 million at September 30, 2017 (year-end 2016: Skr 170 million).

Statement of Financial Position

Total assets and liquidity investments

Liquidity investments increased and outstanding loans decreased compared to the end of 2016. New borrowing has increased to meet future payments of new credits, while maturities and repayments have caused outstanding loans to decrease. The new lending was primarily attributable to export credits. Only a small portion of those export credits have been disbursed as of September 30, 2017.

Skr bn	September 30, 2017	December 31, 2016	Change
Total assets	284.4	299.4	-5%
Liquidity investments	76.0	72.3	5%
Outstanding loans	194.3	208.7	-7%
of which loans in the CIRR-system	46.0	49.8	-8%

SEK’s exposures to central and regional governments have decreased somewhat as exposures to corporates and financial institutions have increased (see Note 10). Total exposures amounted to Skr 355.2 billion on September 30, 2017 (year-end 2016: Skr 340.7 billion).

Liabilities and equity

As of September 30, 2017, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2017, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR).

Capital adequacy

SEK maintains strong capitalization, with a total capital ratio of 21.1 percent (year-end 2016: 25.1 percent) and healthy liquidity. The change in capital ratios compared to the year-end 2016 is primarily due to SEK applying the internal ratings-based (IRB) approach to exposures to central and regional governments and to multilateral development banks beginning in the first quarter of 2017 (see Note 9).

Percent	September 30, 2017	December 31, 2016
Common Equity Tier 1 capital ratio	18.9	22.1
Tier 1 capital ratio	18.9	22.1
Total capital ratio	21.1	25.1
Leverage ratio	5.4	5.3
LCR according to the Swedish FSA	620	383
LCR according to the EU Commision’s delegated act	385	215
Net stable funding ratio (NSFR)	144	132

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. SEK’s primary exposure is to credit risk, but SEK is also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2016 Annual Report.

The Swedish economy has performed continually well and was particularly strong during the second quarter of 2017. The Swedish economy had its highest growth rate since the fourth quarter of 2015, mainly due to exports.

The annualized rate of Swedish GDP growth was approximately 3.1 percent in the second quarter and the unemployment rate was 6.6 percent as of August 2017. The consumer price index rose by 2.1 percent on an annualized basis as of August 2017, and the repo rate remains fixed at -0.5 percent. According to Statistics Sweden (SCB), in the second quarter, Swedish exports increased by 2.3 percent compared to the prior quarter. Exports of goods increased by 2.3 percent and exports of services also increased by 2.3 percent. Other statistics regarding the third quarter show the trend is stable and is expected to continue as before.

Financial markets have been stable during the first nine months of 2017 despite political uncertainty mainly due to Brexit and US policy. European cooperation faces major challenges and political uncertainty risks ultimately affecting the real economy and the financial system.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently this means a total capital ratio between 18-20 percent.

Key performance indicators (Unaudited except for Jan-Dec 2016)

Skr mn (if not otherwise indicated)	Jul-Sep 2017	Apr-Jun 2017	Jul-Sep 2016	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
New lending	29,067	31,181	8,853	77,788	45,232	54,856
of which to Swedish exporters	2,147	5,745	1,243	15,207	13,932	18,107
of which to exporters’ customers	26,920	25,436	7,610	62,581	31,300	36,749
CIRR-loans as a percentage of new lending	67%	50%	0%	46%	24%	20%
Loans, outstanding and undisbursed	271,907	266,470	267,723	271,907	267,723	263,483

New long-term borrowings	16,325	30,095	23,466	70,622	61,483	70,388
Outstanding senior debt	245,883	249,323	261,960	245,883	261,960	252,948

After-tax return on equity	3.2%	4.1%	6.0%	3.9%	4.8%	4.6%

Common Equity Tier 1 capital ratio	18.9%	19.1%	20.8%	18.9%	20.8%	22.1%
Tier 1 capital ratio	18.9%	19.1%	20.8%	18.9%	20.8%	22.1%
Total capital ratio	21.1%	21.5%	23.5%	21.1%	23.5%	25.1%
Leverage ratio	5.4%	5.5%	5.1%	5.4%	5.1%	5.3%
Liquidity coverage ratio (LCR) according to the Swedish FSA	620%	1,164%	653%	620%	653%	383%
Liquidity coverage ratio (LCR) according to the EU Commision’s delegated act	385%	639%	—	385%	—	215%
Net stable funding ratio (NSFR)	144%	145%	113%	144%	113%	132%

See definitions on page 30.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Note	Jul-Sep 2017	Apr-Jun 2017	Jul-Sep 2016	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Interest revenues		1,004	987	820	2,877	2,301	3,188
Interest expenses		-578	-565	-360	-1,599	-1,011	-1,441
Net interest revenues	2	426	422	460	1,278	1,290	1,747
Net fee and commission income		-8	-7	-4	-21	-18	-29
Net results of financial transactions	3	-113	-36	-3	-143	-50	-110
Total operating income		305	379	453	1,114	1,222	1,608
Personnel expenses		-67	-89	-66	-235	-223	-308
Other administrative expenses		-49	-62	-50	-171	-175	-236
Depreciation and impairment of non-financial assets		-12	-12	-11	-35	-34	-46
Total operating expenses		-128	-163	-127	-441	-432	-590
Operating profit before net credit losses		177	216	326	673	790	1,018
Net credit losses	4	3	13	2	-7	-1	-16
Operating profit		180	229	328	666	789	1,002
Tax expenses		-42	-55	-74	-157	-175	-222
Net profit[1]		138	175	254	509	614	780
Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		0	-20	27	-28	40	46
Derivatives in cash flow hedges		-22	-28	-41	-79	-131	-169
Tax on items to be reclassified to profit or loss		5	11	3	24	20	27
Net items to be reclassified to profit or loss		-17	-37	-11	-83	-71	-96
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		18	-17	-11	5	-35	-26
Tax on items not to be reclassified to profit or loss		-4	4	3	-1	8	6
Net items not to be reclassified to profit or loss		14	-13	-8	4	-27	-20

Total other comprehensive income		-3	-50	-19	-79	-98	-116

Total comprehensive income[1]		135	125	235	430	516	664

1 The entire profit goes to the shareholder of the Parent Company.

2 See the Consolidated Statement of Changes in Equity.

Skr
Basic and diluted earnings per share[2]	35	44	64	128	154	195

2 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Note	September 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	4, 5, 6	10,647	7,054
Treasuries/government bonds	4, 5, 6	4,372	3,687
Other interest-bearing securities except loans	3, 4, 5, 6	52,345	49,901
Loans in the form of interest-bearing securities	4, 5, 6	40,764	46,222
Loans to credit institutions	3, 4, 5, 6	21,739	26,190
Loans to the public	3, 4, 5, 6	140,422	147,909
Derivatives	5, 6, 7	7,990	12,005
Property, plant, equipment and intangible assets		97	123
Other assets		3,983	4,167
Prepaid expenses and accrued revenues		2,009	2,184
Total assets		284,368	299,442

Liabilities and equity
Borrowing from credit institutions	5, 6	2,093	3,756
Senior securities issued	5, 6	243,790	249,192
Derivatives	5, 6, 7	14,681	22,072
Other liabilities		1,898	2,374
Accrued expenses and prepaid revenues		1,931	2,036
Deferred tax liabilities		568	559
Provisions		34	51
Subordinated securities issued	5, 6	2,041	2,266
Total liabilities		267,036	282,306

Share capital		3,990	3,990
Reserves		51	130
Retained earnings		13,291	13,016
Total equity		17,332	17,136

Total liabilities and equity		284,368	299,442

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY (UNAUDITED EXCEPT FOR JAN-DEC 2016)

			Reserves		Defined
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	benefit plans	Retained earnings
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Sep 2016	614					614
Other comprehensive income Jan-Sep 2016	-98		-102	31	-27
Total comprehensive income Jan-Sep 2016	516		-102	31	-27	614
Dividend	-356					-356
Closing balance of equity September 30, 2016 [1]	16,988	3,990	126	30	-8	12,850
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Dec, 2016	780					780
Other comprehensive income Jan-Dec, 2016	-116		-132	36	-20
Total comprehensive income Jan-Dec, 2016	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity December 31, 2016 [1]	17,136	3,990	96	35	-1	13,016
Net profit Jan-Sep 2017	509					509
Other comprehensive income Jan-Sep 2017	-79		-61	-22	4
Total comprehensive income Jan-Sep, 2017	430		-61	-22	4	509
Dividend	-234					-234
Closing balance of equity September 30, 2017 [1]	17,332	3,990	35	13	3	13,291

1 The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP IN SUMMARY (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Operating activities
Operating profit	666	789	1,002
Adjustments for non-cash items in operating profit	323	210	287
Income tax paid	-273	-297	-276
Changes in assets and liabilities from operating activities	-1,510	-3,841	1,769
Cash flow from operating activities	-794	-3,139	2,782
Investing activities
Capital expenditures	-9	-30	-39
Cash flow from investing activities	-9	-30	-39
Financing activities
Change in senior debt	11,485	10,800	2,637
Derivatives, net	-6,613	-1,052	-182
Dividend paid	-234	-356	-356
Cash flow from financing activities	4,638	9,392	2,099
Cash flow for the period	3,835	6,223	4,842
Cash and cash equivalents at beginning of the period	7,054	2,258	2,258
Cash flow for the period	3,835	6,223	4,842
Exchange rate differences on cash and cash equivalents	-242	-204	-46
Cash and cash equivalents at end of the period [2]	10,647	8,277	7,054

2         Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net interest revenues

Note 3. Net results of financial transactions

Note 4. Impairment and past-due receivables

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim Report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company are, in all material aspects, the same as those used for the 2016 annual financial statements except for the Statement of Cash Flows in the Consolidated Group and the Consolidated Statement of Changes in Equity that starting in the third quarter of 2017 are presented in summary form. All cash flows from derivatives are included in Cash flow from financing activities in the Statement of Cash Flows in the Consolidated Group in summary form, as compared to the earlier presentation, which divided these cash flows between operating activities and financing activities. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2016.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 becomes mandatorily effective beginning January 1, 2018, with early adoption permitted. During the first nine months of 2017, several preliminary decisions have been made. The assessments required under the solely payments of principal and interest test (SPPI) and business model test have been completed. Loans will be measured at amortized cost because SPPI was met, and SEK’s business model is to hold loans to maturity. Liquidity investments will be measured at fair value through profit and loss, as the business model for the portfolio requires a daily evaluation at fair value. Classification according to IFRS 9 will increase the volatility in net profit, because previously under IAS 39, changes in fair value of liquidity investments were recorded through other comprehensive income rather than through profit and loss. The Expected Credit Loss (ECL) model, including point-in-time models for Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) have been developed together with definitions of Significantly Increased Credit Risk and Default, and will be decided by the Board’s Finance and Risk Committee and Credit Committee during the fall. The implementation of ECL is expected to decrease impairments initially, and increase the volatility of credit losses over time. IFRS 9 is not expected to have a material effect on SEK’s capital adequacy or large exposures. During the last quarter of 2017, the IFRS 9 project will continue with a parallel run and establishing governance for IFRS 9.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers, which is mandatorily effective from January 1, 2018. IFRS 15 is not applicable for financial instruments or leasing agreements. IFRS 15 is not expected to have a material effect on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net interest revenues

Skr mn	Jul-Sep 2017	Apr-Jun 2017	Jul-Sep 2016	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Interest revenues
Loans to credit institutions	207	198	125	567	323	546
Loans to the public	565	588	510	1,690	1,483	1,992
Loans in the form of interest-bearing securities	158	160	178	483	546	722
Interest-bearing securities excluding loans in the form of interest-bearing securities	131	95	101	332	270	364
Derivatives	-87	-87	-124	-291	-411	-552
Administrative remuneration CIRR-system[1]	31	32	30	95	86	116
Other assets	-1	0	0	1	4	0
Total interest revenues	1,004	986	820	2,877	2,301	3,188

Interest expenses
Interest expenses	-530	-517	-332	-1,454	-937	-1,339
Resolution fee	-48	-48	-28	-145	-74	-102
Total interest expenses	-578	-565	-360	-1,599	-1,011	-1,441
Net interest revenues	426	421	460	1,278	1,290	1,747

1         Including administrative remuneration for concessionary loans by Skr 2 million during the first nine months of 2017 (9M16: Skr 2 million).

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2017	Apr-Jun 2017	Jul-Sep 2016	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Derecognition of financial instruments not measured at fair value through profit or loss	9	3	0	12	3	4
Financial assets or liabilities at fair value through profit or loss	-99	-38	-13	-150	-13	-80
Financial instruments under fair-value hedge accounting	-26	-1	9	-7	-39	-32
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	3	0	1	2	-1	-2
Total net results of financial transactions	-113	-36	-3	-143	-50	-110

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the table above under the line items “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairment and past-due receivables

Skr mn	Jul-Sep 2017	Apr-Jun 2017	Jul-Sep 2016	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Impairment of financial assets	-27	—	1	-54	-5	-23
Reversal of previous write-downs	30	13	1	47	4	7
Net impairment and reversals	3	13	2	-7	-1	-16

Established losses	—	—	—	-47	—	—
Reserves applied to cover established credit losses	-1	—	—	46	—	—
Recovered credit losses	1	—	0	1	0	0
Net credit losses[1]	3	13	2	-7	-1	-16

Reserve of impairment of financial assets
Opening balance	-217	-230	-239	-254	-236	-236
Reserves used to cover write-downs	-1	—	—	46	—	—
Net impairment and reversals	3	13	2	-7	-1	-16
Currency effects	3	0	-1	3	-1	-2
Closing balance	-212	-217	-238	-212	-238	-254

1         Net credit losses for the first nine months of 2017 amounted to Skr -7 million (9M16: Skr -1 million). Reversal of previous impairments amounted to Skr 47 million (9M16: Skr 4 million), which mainly relates to a receivable where an agreement has been reached and a decrease to the reserve for collectively-assessed credits of Skr 20 million (9M16: Skr - million) compared to the year-end 2016. Skr -47 million (9M16: Skr - million) of credit losses were established of which Skr 46 million were covered by previous reserves.

Past-due receivables

Receivables past-due have been recorded at the amounts expected to be received at settlement.

Skr mn	September 30, 2017	December 31, 2016
Past-due receivables:[1]
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	237	55
Aggregate amount of principal and interest more than 90 days past-due[2]	8	44
Principal amount not past-due on such receivables	2,186	3,778
Total Past-due receivables	2,431	3,877

1         As of December 31, 2016, SEK had one large unpaid amount, which represented the main part of the total loans outstanding. The unpaid amount relates to the fourth quarter of 2015 and was, to a large extent, covered by adequate guarantees which is why expected future credit loss was limited in relation to the amount included in Past-Due Receivables above. The unpaid amount was restructured as of March 31, 2017, and was partially replaced with a new loan, for which no reserve was considered necessary. The established credit loss was covered by previous write-downs.

2         Of the aggregate amount of principal and interest past due, Skr 4 million (year-end 2016: Skr 38 million) was due for payment more than three months but less than, or equal to, six months before the end of the reporting period, Skr 3 million (year-end 2016: Skr 4 million) was due for payment more than six months but less than, or equal to, nine months before the end of the reporting period, and Skr 1 million (year-end 2016: Skr 2 million) was due for payment more than nine months before the end of the reporting period.

Note 5. Financial assets and liabilities at fair value

	September 30, 2017
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	10,647	10,647	—
Treasuries/governments bonds	4,372	4,372	—
Other interest-bearing securities except loans	52,345	52,345	—
Loans in the form of interest-bearing securities	40,764	41,885	1,121
Loans to credit institutions	21,739	21,839	100
Loans to the public	140,422	142,808	2,386	[1]
Derivatives	7,990	7,990	—
Total financial assets	278,279	281,886	3,607

Borrowing from credit institutions	2,093	2,093	—
Senior securities issued	243,790	245,162	1,372
Derivatives	14,681	14,681	—
Subordinated securities issued	2,041	2,071	30
Total financial liabilities	262,605	264,007	1,402

	December 31, 2016
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	[1]
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	—
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

1       Skr 1,539 million of the surplus value (year-end 2016: Skr 1,721 million) is mainly related to CIRR loans. See note 7 for more information regarding the CIRR-system.

Determination of fair value

The determination of fair value is described in the Annual Report for 2016, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,372	—	—	4,372
Other interest-bearing securities except loans	—	114	—	114	—	52,231	—	52,231
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	5,943	2,047	7,990	—	—	—	—
Total, September 30, 2017	—	6,057	2,047	8,104	4,372	52,231	—	56,603

Total, December 31, 2016	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	22,670	50,584	73,254
Derivatives	—	12,013	2,668	14,681
Subordinated securities issued	—	—	—	—
Total, September 30, 2017	—	34,683	53,252	87,935

Total, December 31, 2016	1	40,597	52,553	93,151

There were no transfers made between levels during the period January-September 2017 (year-end 2016: Skr - million).

Financial assets and liabilities at fair value in Level 3, September 30, 2017

Skr mn	January 1, 2017	Purchases/Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains and losses through profit or loss[1]	Currency exchange-rate effects	September 30, 2017
Other interest-bearing securities except loans	257	—	-250	—	—	-6	-1	0
Senior securities issued[1]	-48,217	-19,065	14,006	—	—	1,089	1,603	-50,584
Derivatives, net	-2,404	-9	759	—	—	-1,248	2,281	-621
Net assets and liabilities, 2017	-50,364	-19,074	14,515	—	—	-165	3,883	-51,205

1      In senior securities, a security was identified as Level 3 as of December 31, 2016 and, as a result, the opening balance has been adjusted.

Financial assets and liabilities at fair value in Level 3, December 31, 2016

Skr mn	January 1, 2016	Purchases/Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains and losses through profit or loss[1]	Currency exchange-rate effects	December 31, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities, 2016	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

1      Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of September 30, 2017, amount to Skr 319 million loss (year-end 2016: Skr 12 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/- 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/- 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative because the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — level 3 assets and liabilities

	September 30, 2017
Assets and liabilities Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min

Interest rate	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	0				0	0

Equity	-144	Correlation	0.70 - (0.06)	Option Model	2	-2

Interest rate	765	Correlation	0.13 - (0.37)	Option Model	-195	180

FX	-1,083	Correlation	0.89 - (0.79)	Option Model	24	-23

Other	-159	Correlation	0.61 - 0.04	Option Model	0	0

Sum derivatives, net	-621				-169	155

Equity	-1,143	Correlation	0.70 - (0.06)	Option Model	-1	2
		Credit spreads	10BP - (10BP)	Discounted cash flow	24	-24
Interest rate	-49,290	Correlation	0.13 - (0.37)	Option Model	204	-189
		Credit spreads	10BP - (10BP)	Discounted cash flow	11	-11
FX	-33	Correlation	0.89 - (0.79)	Option Model	-24	23
		Credit spreads	10BP - (10BP)	Discounted cash flow	78	-79
Other	-118	Correlation	0.61 - 0.04	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum senior securities issued	-50,584				292	-278

Total effect on profit or loss[2]					123	-123

Other interest-bearing securities except loans, December 31, 2016	257				0	0
Derivatives, net, December 31, 2016	-2,404				-270	258
Senior securities issued, Deember 31, 2016	-47,887				191	-192
Total effect on profit or loss, December 31, 2016					-79	66

1      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

2      Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 113 million (year-end 2016: Skr 244 million) under a maximum scenario and Skr -113 million (year-end 2016: Skr -244 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2017	December 31, 2016	Jan-Sep 2017	Jan-Sep 2016
Netto CVA/DVA[1]	-7	-14	7	12
OCA[2]	-569	-383	-186	20

1      Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2       Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by categories

	September 30, 2017			December 31, 2016
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	-10,522	8,385	265,863	4,309	9,909	244,854
Currency-related contracts	4,082	5,464	144,395	7,115	10,302	137,656
Equity-related contracts	14,430	666	27,906	581	1,683	24,829
Contracts related to commodities, credit risk, etc.	—	166	-575	—	178	2,662
Total derivatives	7,990	14,681	437,589	12,005	22,072	410,001

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Refer also to Note 1 (f) in the 2016 Annual Report.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees such as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2017, loans outstanding amounted to Skr 816 million (year-end 2016: Skr 991 million) and, for the January to September 2017 period, the government noted a negative result of Skr -37 million (9M16: Skr -39 million). For the first nine months of 2017, administrative compensation to SEK amounted to Skr -2 million (9M16: Skr -2 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2017	Apr-Jun 2017	Jul-Sep 2016	Jan-Sep 2017	Jan-Sep 2016	Jan-Dec 2016
Interest revenues	319	339	295	990	864	1,185
Interest expenses	-280	-262	-252	-806	-702	-961
Net interest revenues	39	77	43	184	162	224
Interest compensation	12	12	3	26	112	121
Foreign exchange effects	-2	-3	0	-6	5	4
Profit before compensation to SEK	49	86	46	204	279	349
Administrative remuneration to SEK	-30	-31	-29	-93	-84	-114
Operating profit CIRR-system	19	55	17	111	195	235
Reimbursement to (–) / from (+) the State	-19	-55	-17	-111	-195	-235

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	September 30, 2017	December 31, 2016
Cash and cash equivalents	-61	55
Loans	45,987	49,802
Derivatives	240	321
Other assets	3,454	3,414
Prepaid expenses and accrued revenues	329	352
Total assets	49,949	53,944

Liabilities	46,084	49,991
Derivatives	3,484	3,576
Accrued expenses and prepaid revenues	381	377
Total liabilities and equity	49,949	53,944

Commitments
Committed undisbursed loans	73,276	49,080
Binding offers	1,908	2,911

Note 8. Pledged assets and contingent liabilities

Skr mn	September 30, 2017	December 31, 2016
Collateral provided etc.
Cash collateral under the security agreements for derivative contracts	8,656	11,621

Contingent assets
Guarantee commitments	3,496	3,027

Commitments
Committed undisbursed loans	77,638	54,783
Binding offers	2,491	4,630

Note 9. Capital adequacy

Capital adequacy analysis

	September 30, 2017	December 31, 2016
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	18.9%	22.1%
Tier-1 capital ratio	18.9%	22.1%
Total capital ratio	21.1%	25.1%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers[2]	8.4%	8.0%
of which minimum Common Equity Tier 1 requirement	4.5%	4.5%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	1.4%	1.0%
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement[3]	12.9%	16.1%
Total capital ratio according to Basel I floor[4]	20.3%	22.8%

1      Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR (as defined below), which, without regard to the transitional period, already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively. The change in capital ratios compared to year-end 2016 is primarily due to SEK applying the internal rating-based (IRB) approach to exposures to central and regional governments and to multilateral development banks.

2      Expressed as a percentage of total risk exposure amount. Beginning March 31, 2017, the 4.5 percent minimum requirement is shown separately to clarify the summation of this ratio.

3      Common Equity Tier 1 capital ratio as reported less minimum requirement of 4.5 percent (excluding buffer requirements) and less 1.5 percent, consisting of Common Equity Tier 1 used to meet the Tier 1 requirements, since SEK does not have any Additional Tier 1 capital. Beginning March 31, 2017, the ratio thus exclusively expresses the availability to meet buffer requirements. The year-end 2016 value has been recalculated to reflect this change in methodology.

4      The minimum requirement is 8.0 percent.

For further information on capital adequacy, risks, and CRR1, see the section entitled “Risk and capital management” in SEK’s Annual Report for 2016.

1      “CRR” means Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	September 30, 2017	December 31, 2016
Share capital	3,990	3,990
Retained earnings	12,782	12,236
Accumulated other comprehensive income and other reserves	51	130
Independently reviewed profit net of any foreseeable charge or dividend	357	546
Common Equity Tier 1 (CET1) capital before regulatory adjustments	17,180	16,902
Additional value adjustments due to prudent valuation[2]	-465	-444
Intangible assets	-74	-101
Fair value reserves related to gains or losses on cash flow hedges	-35	-96
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	433	281
Negativa belopp till följd av beräkningen av förväntade förlustbelopp	-5	—
Total regulatory adjustments to Common Equity Tier 1 capital	-146	-360
Total Common Equity Tier 1 capital	17,034	16,542
Additional Tier 1 capital	—	—
Total Tier 1 capital	17,034	16,542
Tier-2-eligible subordinated debt	2,045	2,267
Credit risk adjustments[3]	—	12
Total Tier 2 capital	2,045	2,279
Total Own funds	19,079	18,821

Total Own funds according to Basel I floor	19,084	18,809

1      Expected loss amount calculated according to the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to corporates and financial institutions. As of September 30, 2017, the limitation rule has not had any effect (year-end 2016: no effect).

Minimum capital requirements exclusive of buffer

	September 30, 2017			December 31, 2016
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	—	—	—	145,531	963	77
Regional governments	—	—	—	19,904	—	—
Multilateral development banks	—	—	—	1,900	—	—
Corporates	1,297	1,297	104	1,450	1,450	116
Total credit risk standardized method	1,297	1,297	104	168,785	2,413	193
Credit risk IRB method
Central governments	170,112	9,704	776	—	—	—
Financial institutions[2]	54,792	17,224	1,378	44,947	14,089	1,127
Corporates[3]	106,175	54,357	4,348	95,519	51,104	4,088
Assets without counterparty	121	121	10	123	123	10
Total credit risk IRB method	331,200	81,406	6,512	140,589	65,316	5,225
Credit valuation adjustment risk	n.a.	2,723	218	n.a.	2,526	202
Foreign exchange risk	n.a.	1,257	101	n.a.	999	81
Commodities risk	n.a.	11	1	n.a.	14	1
Operational risk	n.a.	3,669	293	n.a.	3,669	293
Total	332,497	90,363	7,229	309,374	74,937	5,995
Adjustment according to Basel I floor	n.a.	3,474	278	n.a.	7,572	606
Total incl. Basel I floor	n.a.	93,837	7,507	n.a.	82,509	6,601

1      Exposure at default (EAD) shows the size of the outstanding exposure at default.

2      Of which counterparty risk in derivatives: EAD Skr 5,491 million (year-end 2016: Skr 4,515 million), Risk exposure amount of Skr 2,050 million (year-end 2016: Skr 1,784 million) and Capital requirement of Skr 164 million (year-end 2016: Skr 143 million).

3      Of which related to specialized lending: EAD Skr 2,439 million (year-end 2016: Skr 2,853 million), Risk exposure amount of Skr 1,616 million (year-end 2016: Skr 1,942 million) and Capital requirement of Skr 129 million (year-end 2016: Skr 155 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Beginning March 31, 2017, by permission from the Swedish Financial Supervisory Authority, the IRB approach has been applied also to SEK’s exposures to central and regional governments and to multilateral development banks. Minimum capital requirements for these exposures increased due to the expanded IRB approach, which explains a great deal of the 22.1 percent increase in SEK’s total minimum capital requirements for credit risk between December 31, 2016 and September 30, 2017. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that will be applied to exposures located in Sweden was increased from 1.5 percent to 2.0 percent as of March 19, 2017. As of September 30, 2017, the capital requirement related to relevant exposures in Sweden is 67 percent (year-end 2016: 69 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2017, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.02 percentage points (year-end 2016: 0.01 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, will hence not apply to SEK.

Leverage Ratio

Skr mn (if not mentioned otherwise)	September 30, 2017	December 31, 2016
Exposure measure for the leverage ratio
On-balance sheet exposures	271,717	278,324
Off-balance sheet exposures	43,753	35,626
Total exposure measure	315,470	313,950
Leverage ratio	5.4%	5.3%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn (if not mentioned otherwise)	September 30, 2017	December 31, 2016
Credit risk	7,030	7,481
Operational risk	182	182
Market risk	2,129	1,597
Other risks	273	258
	2,005	1,668
Total	11,619	11,186

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2016.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	September 30, 2017		December 31, 2016		September 30, 2017		December 31, 2016		September 30, 2017		December 31, 2016
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	95.5	35.9	117.3	42.9	75.6	84.8	56.4	84.1	171.1	48.2	173.7	51.0
Regional governments	17.9	6.7	19.9	7.3	—	—	—	—	17.9	5.0	19.9	5.8
Multilateral development banks	0.0	0.0	1.9	0.7	—	—	—	—	0.0	0.0	1.9	0.6
Financial institutions	47.9	18.0	39.8	14.5	7.4	8.3	5.4	8.0	55.3	15.6	45.2	13.2
Corporates	104.8	39.4	94.7	34.6	6.1	6.9	5.3	7.9	110.9	31.2	100.0	29.4
Total	266.1	100.0	273.6	100.0	89.1	100.0	67.1	100.0	355.2	100.0	340.7	100.0

Net exposure by region and exposure class, as of September 30, 2017

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	1.2	4.0	2.8	—	0.8	147.2	11.9	3.2	171.1
Regional governments	—	—	—	—	—	—	17.6	0.3	—	17.9
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	—	3.2	1.8	13.9	1.2	1.1	13.4	20.4	0.3	55.3
Corporates	4.0	5.0	0.8	4.2	—	3.2	73.9	19.7	0.1	110.9
Total	4.0	9.4	6.6	20.9	1.2	5.1	252.1	52.3	3.6	355.2

Net exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions	—	1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Net exposure European countries, excluding Sweden

Skr bn	September 30, 2017	December 31, 2016
France	12.8	14.0
United Kingdom	7.7	8.5
Finland	6.8	7.8
Norway	5.9	5.9
Denmark	5.8	8.4
Germany	4.7	6.9
Poland	3.2	3.3
Spain	3.1	2.1
The Netherlands	2.6	2.8
Belgium	0.8	0.6
Luxembourg	0.8	4.8
Switzerland	0.6	1.6
Ireland	0.4	0.4
Latvia	0.2	0.3
Iceland	0.2	0.3
Italy	0.1	0.0
Russia	0.1	0.1
Estonia	0.1	0.1
Austria	0.0	0.6
Hungary	0.0	0.1
Portugal	0.0	0.1
Total	55.9	68.7

Note 11. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2016. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2016.

Note 12. Events after the reporting period

At the Board Meeting on October 24, 2017, the Board decided to announce an extraordinary General Meeting on November 21, 2017, to elect Anna Brandt as a new Director of the Board in SEK. In connection with that, Teppo Tauriainen will leave the Board at his own request.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, October 24, 2017

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Reinhold Geijer
Chairman of the Board	Director of the Board	Director of the Board

Hans Larsson	Susanne Lithander	Lotta Mellström
Director of the Board	Director of the Board	Director of the Board

Ulla Nilsson	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

February 1, 2018 Year-end Report for the period January 1, 2017 — December 31, 2017

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 24, 2017 14:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2016, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets
The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated securities issued. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition (see the Statement of Financial Position and Note 8).

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months.

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and senior securities issued.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiaries (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

Mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes administration of the officially supported CIRR system.

Vision	SEK’s vision is to strengthen the competitiveness of Swedish exporters and, thereby help to create employment and sustainable growth in Sweden.

Our clients

SEK’s offering is aimed at Swedish exporters and their customers and, currently, our clients are mainly represented among the 100 largest Swedish exporters with sales exceeding Skr 5 billion. Starting in 2015, we have also expanded our offering to reach medium-sized exporters with sales of more than Skr 500 million.

Our partnerships	We have close partnerships with other export promotion agencies in Sweden such as EKN, Business Sweden, Almi and Swedfund. We also work together with numerous Swedish and international banks.

Employees	SEK has about 260 employees and its head office is located in Stockholm, Sweden. SEK also has a representative office in Gothenburg.

Core values	SEK is governed by our core values: solution orientation, collaboration and professionalism.

SEK’s history	SEK has helped the Swedish export industry with financing solutions in 55 years. The Swedish government and the largest banks founded SEK in 1962, and the government became the sole owner in 2003.